June 25, 2018

Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, New York 10010

UBS Securities LLC
299 Park Avenue
New York, New York 10019

VIA EDGAR

U.S. Securities and Exchange Commission
Office of Consumer Products
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:	New Frontier Corporation (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-225421)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Credit Suisse Securities (USA) LLC and UBS Securities LLC, for themselves and as representatives of the other underwriters, hereby join the request of New Frontier Corporation that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:30 p.m., Eastern Time, on June 27, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Winston & Strawn LLP, request by telephone that such Registration Statement be declared effective.

The following is supplemental information supplied under Rule 460 under the Securities Act:

(i)	Date of preliminary prospectus: June 22, 2018
(ii)	Dates of distribution: June 22, 2018 through the date hereof
(iii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 3
(iv)	Number of prospectuses furnished to underwriters, dealers, institutions and others: 1,933

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

UBS SECURITIES LLC

On behalf of themselves and the several
Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Stefanie Gallagher
Name: Stefanie Gallagher
Title: Managing Director

UBS SECURITIES LLC

By:	/s/ Jeff Mortara
Name: Jeff Mortara
Title: Managing Director

By:	/s/ Thomas Schadewald
Name: Thomas Schadewald
Title: Associate Director

[Signature Page to Acceleration Request Letter]